Prime Acquisition Corp. Receives Notice of Continued Listing on NASDAQ

Shijiazhuang, China – August 1, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, today announced that, on July 31, 2013, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq’s Hearings Panel (the “Panel”) had determined to continue the listing of the Company’s shares, subject to certain conditions.

As previously reported the Company was subject to delisting due to its non-compliance with Listing Rule 5550(a)(3), which requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq, and Listing Rule 5550(a)(4), which requires that the Company maintain a minimum of 500,000 publicly held shares for the continued listing of its securities on Nasdaq.

The Panel granted the Company’s request for continued listing subject to Prime providing the Panel with updates on progress toward completion of the audited financial statements of the prospective target and progress towards the filing of applicable documents with the SEC. In addition, on or before September 30, 2013, the Company must provide the Panel with information establishing that it has completed the business transaction and has a minimum of 300 round lot shareholders and 500,000 publicly held shares.

Diana Liu, Chief Executive Officer of Prime, stated, “We are pleased by the Panel’s decision to continue our listing. Everyone at Prime and bhn is working diligently toward closing our proposed transaction and are focused on creating a portfolio of yield-producing assets that will help to build shareholder value.”

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Prime assumes no obligation to update the information contained in this press release.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(415) 568-2255	(212) 836-9606
cyu@equityny.com	aprior@equityny.com